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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 53108

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 27 2003
WASH. D.C. 155 SECTION PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MARTINEZ-AYME FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10300 S.W. 72ND STREET, SUITE 380
(No. and Street)

MIAMI	FLORIDA	33173
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRED AYME (305) 271-3232
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PERLESS, ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
(Name — *if individual, state last, first, middle name*)

8370 WEST FLAGLER STREET, SUITE 125,	MIAMI	FLORIDA	33144
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, REYNALDO MARTINEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARTINEZ-AYME FINANCIAL GROUP, INC., as of DECEMBER 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARTINEZ-AYME FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

PERLESS, ROTH, JONAS, MITTELBERG & HARTNEY, CPA'S, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
8370 W. FLAGLER STREET, SUITE 125
MIAMI, FLORIDA 33144-2078
(305) 554-1560 • FAX (305) 553-0115

ROBERT N. PERLESS, C.P.A.
ROBERT ROTH, C.P.A.
PETER F. JONAS, C.P.A.
RICKEY I. MITTELBERG, C.P.A.
JOHN C. HARTNEY, C.P.A.
ERIC LEVY, C.P.A.

February 6, 2003

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Martinez-Ayme Financial Group, Inc.

We have audited the accompanying statement of financial condition of Martinez-Ayme Financial Group, Inc. as of December 31, 2002, and the related statements of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly in all material respects, the financial position of Martinez-Ayme Financial Group, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with United States generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Perless, Roth, Jonas, Mittelberg & Hartney, CPA's. P.A.

PERLESS, ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

CURRENT ASSETS		
Cash in Bank	$ 9,824	
Trading Securities Owned, All Marketable at Quoted Market, Original Cost - $35,156	35,216	
Accounts Receivable, No Reserve Required	153,519	
Prepaid Expenses	2,623	
Total Current Assets		$ 201,182
OTHER ASSETS		
Lease Security Deposit	$ 5,780	
Property and Equipment, at Cost, Net of Accumulated Depreciation of $8,950	12,303	
Total Other Assets		18,083
TOTAL ASSETS		$ 219,265

EXHIBIT "A"

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable -		
Due to Correspondent Broker	$ 35,156	
Others	14,667	
Accrued Salaries, Commissions, and Other Expenses	12,455	
Total Current Liabilities		$ 62,278
COMMITMENTS AND CONTINGENCIES		
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		220,958
STOCKHOLDERS' EQUITY (DEFICIT)		
Preferred Stock - $1,000 Par Value; Authorized - 200 Shares; Issued - 21 Shares	$ 21,000	
Common Stock - $1 Par Value; Authorized - 1,000 Shares; Issued - 1,000 Shares	1,000	
Additional Paid-In Capital	342,276	
Retained Earnings (Deficit)	(428,247)	
Total Stockholders' Equity (Deficit)		(63,971)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		$ 219,265

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "B"

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES		$ 303,652
OPERATING EXPENSES		
Salaries, Commissions, and Related Costs	$ 169,854	
Clearance, Quotation, and Communication Costs	203,629	
Occupancy and Other Rentals	33,874	
Taxes, Other than Income Taxes	712	
Other Operating Expenses	80,667	
Total Operating Expenses		488,736
(LOSS) FROM OPERATIONS		$ (185,084)
INTEREST EXPENSE		22,309
(LOSS) BEFORE INCOME TAXES		$ (207,393)
PROVISION FOR INCOME TAXES		-
NET (LOSS)		$ (207,393)

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "C"

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2002

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)
	Shares	Amount	Shares	Amount		
Balance - January 1, 2002	29	$ 29,000	558	$ 558	$ 189,718	$ (220,854)
Sale of Preferred Stock	20	20,000	-	-	-	-
Sale of Common Stock	-	-	642	642	159,358	-
Redemption of Common Stock	-	-	(50)	(50)	(6,950)	-
Redemption of Preferred Stock	(29)	(29,000)	-	-	-	-
Cancellation of Old Certificates and Issuance of New Certificates	-	-	(150)	(150)	150	-
Issuance of Preferred Stock to Holder of Subordinated Loan	1	1,000		-	-	-
Net (Loss) for the Period	-	-	-	-	-	(207,393)
Balance - December 31, 2002	21	$ 21,000	1,000	$ 1,000	$ 342,276	$ (428,247)

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "D"

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

OPERATING ACTIVITIES		
Net (Loss)	$ (207,393)	
Adjustments to Reconcile Net (Loss) to Net Cash Used in Operating Activities:		
Depreciation	4,200	
Decrease in Unrealized Gain on Trading Securities	30,830	
Changes in Operating Assets and Liabilities:		
Increase in Accounts Receivable	(33,840)	
Decrease in Trading Securities Owned at Cost	28,250	
Increase in Prepaid Expenses and Other Assets	(92)	
Decrease in Due to Correspondent Broker	(28,250)	
Decrease in Accounts Payable and Accrued Expenses	(4,571)	
NET CASH USED IN OPERATING ACTIVITIES		$ (210,866)
FINANCING ACTIVITIES		
Proceeds from Issuance of Subordinated Debt	$ 70,958	
Proceeds from Sale of Preferred Stock	21,000	
Proceeds from Sale of Common Stock	160,000	
Redemption of Common Stock	(7,000)	
Redemption of Preferred Stock	(29,000)	
NET CASH PROVIDED BY FINANCING ACTIVITIES		215,958
INCREASE IN CASH		$ 5,092
CASH AT BEGINNING OF YEAR		4,732
CASH AT END OF YEAR		$ 9,824
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest Paid, Net of Interest of $20,958 Added to Subordinated Loan		$ 7,610
Income Taxes Paid		$ -

Subject to Comments in Attached Letter and Notes to Financial Statements.

MARTINEZ-AYME FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Organization and Business- The Company was incorporated under the laws of the State of Florida on December 14, 1999, for the purpose of selling investment products and securities and other services related to investment advisement, money management, or other business services.

Customers, Broker-Dealers, Trading Inventory and Investment Balances- The Company is a registered broker-dealer and maintains its accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker which carries all customer and company accounts and maintains physical custody of customer and company securities.

All trading securities are valued at quoted market price and unrealized gains and losses are included in revenues from firm trading.

Investment securities are carried at original cost, unless there has been a permanent reduction in market value. The Company does not own any restricted or investment securities at December 31, 2002.

Property, Equipment, and Related Depreciation- Depreciation of property and equipment is provided by the straight-line method of depreciation at a rate calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation is as follows:

	Years
Furniture and Equipment	5

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts. When properties are replaced, retired, or otherwise disposed of, the cost of such properties and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes - For income tax purposes, the Company accounts for all trading securities owned on a market value basis.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2002, the Company's "Net Capital" was more than its minimum requirement, but less than one hundred twenty percent (120%) of its minimum requirement.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company entered into an amended lease agreement commencing April 1, 2001 for its office space in Miami, Florida. This amended lease expires on March 31, 2003. Monthly payments under this lease are $2,850.

Minimum rentals under this lease are as follows:

Year Ended December 31	
2003	$ 8,550

Certain quotation equipment is being provided by agreements which can be terminated by either party with 60 days notice.

NOTE 4 - REVENUES

A breakdown of the Revenues earned for the year ended December 31, 2002 is as follows:

Commissions	$ 48,661
Firm Trading	252,882
Other	2,109
	$ 303,652

NOTE 5 - ACCOUNTS RECEIVABLE

A breakdown of the Net Accounts Receivable as of December 31, 2002 is as follows:

Due from Correspondent Broker	$ 153,519
Due from Others	-
	$ 153,519

The amount Due From Correspondent Broker primarily represents funds in an escrow account as part of the funds on deposit supporting the trading and underwriting activities of the Company.

NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On April 2, 2001, the Company borrowed $150,000 under an approved subordinated loan agreement. This subordinated loan bears interest at ten (10) percent per annum. On September 30, 2002, the Company received approval to amend the subordinated loan agreement to include $ 20,958 of accrued interest. This subordinated loan totaling $ 170,958 is due on September 30, 2005.

On November 1, 2002, the Company borrowed $ 50,000 from one of its officers and stockholders under an approved subordinated loan agreement. This subordinated loan bears interest at ten (10) percent per annum and is due on November 1, 2005.

NOTE 7 - INCOME TAXES

The Company has approximately $ 260,000 in tax-loss carryforwards expiring in the years 2021 and 2022.

SCHEDULE 1

MARTINEZ-AYME FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

NET CAPITAL		
Total Stockholders' Equity (Deficit)		$ (63,971)
Add: Liabilities Subordinated to Claims of General Creditors, including Accrued Interest of $4,699		225,657
Less: Preferred Stock Treated as a Liability for Purposes of the Net-Capital Computation		(21,000)
Total Capital and Allowable Subordinated Loans		$ 140,686
Less: Non-Allowable Assets and Other Deductions:		
1. Net Property and Equipment	$ 12,303	
2. Prepaid Expenses	2,623	
3. Lease Security Deposit	5,780	20,706
Net Capital Before Haircuts on Security Positions		119,980
Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f), including Blockage:		
1. Trading and Investment Securities:		
a. Exempted Securities	$ -	
b. Debt Securities	-	
c. Other Securities	5,282	
d. Undue Concentration	3,483	8,765
Net Capital		$ 111,215

NOTE - There are no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report.

SCHEDULE 1
(Continued)

MARTINEZ-AYME FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

AGGREGATE INDEBTEDNESS		
Items Included in Statement of Financial Condition:		
Accounts Payable	$ 49,823	
Accrued Salaries, Commissions, and Other Expenses	12,455	
Preferred Stock Treated as a Liability	21,000	
Total Aggregate Indebtedness		$ 83,278
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)		$ 5,552
Minimum Net Capital Requirement		$ 100,000
Excess Net Capital (Net Capital Less Net Capital Required)		$ 11,215
Excess Net Capital at 1,000 Percent		$ 102,887
Percentage of Aggregate Indebtedness to Net Capital		75%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

SCHEDULE 2

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2002

Balance, Beginning of Year	$ 150,000
Additions:	
New Subordinated Loan Agreement	50,000
Addition of Accrued Interest to Subordinated Loan Agreement	20,958
Decreases	-
Balance, End of Year	$ 220,958

SCHEDULE 3

MARTINEZ-AYME FINANCIAL GROUP, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The clearing firm is Emmett A. Larkin Company, Inc.

PERLESS, ROTH, JONAS, MITTELBERG & HARTNEY, CPA'S, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
8370 W. FLAGLER STREET, SUITE 125
MIAMI, FLORIDA 33144-2078
(305) 554-1560 • FAX (305) 553-0115

ROBERT N. PERLESS, C.P.A.
ROBERT ROTH, C.P.A.
PETER F. JONAS, C.P.A.
RICKEY I. MITTELBERG, C.P.A.
JOHN C. HARTNEY, C.P.A.
ERIC LEVY, C.P.A.

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Martinez-Ayme Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Martinez-Ayme Financial Group, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two (2) of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., or other designated regulatory organizations and other regulatory agencies which rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specific parties.

Perless, Roth, Jonas, Mittelberg & Hartney, CPA's. P.A.

PERLESS, ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 6, 2003